June 16, 2009

Via Edgar

Mail Stop 3561
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Daniel H. Morris, Matthew Spitzer

Re:          China Agri-Business, Inc.
Amendment No. 1 Registration Statement on Form S-1
Filed April 13, 2009
File No. 333-157346

We are in receipt of comments from the Securities and Exchange Commission (the "Commission") to the Registration Statement on Form S-1 (the “Filing”) of China Agri-Business, Inc. (“China Agri” or the "Company") by letter dated April 27, 2009. The Company's responses are set forth below. In addition, Amendment No. 2 to the Filing is being filed concurrently with this letter.

General

1.
Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes and warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes and warrants).

Response:

The Filing has been revised accordingly.

2.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments).  Please provide footnote disclosure of the terms of each such payment.  Please do not include any repayment of principal on the convertible notes or warrants in this disclosure.  Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and warrants and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes and warrants.

Response:

The Filing has been revised accordingly.

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•           the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:

•           the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;

•           the conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:

•           if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes; and

•           if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date;

•           the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the convertible notes);

•           the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

•           the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling shareholders may receive; and

•           the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.  For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response:

The Filing has been revised accordingly.

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•           the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

•           market price per share of the underlying securities on the date of the sale of that other security;

•           the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

•           if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

•           if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•           the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•           the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•           the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•           the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from. the combined market price of the total number of underlying shares on that date.

Response:

The Filing has been revised accordingly.

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•           the gross proceeds paid or payable to the issuer in the convertible note transaction;

•           all payments that have been made or that may be required to be made by the issuer that are disclosed in response to Comment Two;

•           the resulting net proceeds to the issuer; and

•           the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to Comment Three and Comment Four.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure - as a percentage - of the total amount of all possible payments as disclosed in response to Comment Two and the total possible discount to the market price of the shares underlying the convertible notes as disclosed in Comment Three divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Response:

The Filing has been revised accordingly.

6.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•           the date of the transaction;

•           the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•           the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•           the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•           the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•           the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•           the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:

There have not been any such transactions.

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•           the number of shares outstanding prior to the convertible note and warrant transactions that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•           the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•           the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•           the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•           the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:

The Filing has been revised accordingly.

8.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•           whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•           whether - based on information obtained from the selling shareholders - any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:

•           the date on which each such selling shareholder entered into that short position; and

•           the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Response:

The Filing has been revised accordingly.

9.	Please provide us, with a view toward disclosure in the prospectus, with:

•           a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes and warrants; and

•           copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes and warrants.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:

The Filing has been revised accordingly.

10.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.  In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Security Holders” section of the prospectus.

Response:

The Company determined the number of shares underlying the notes issued to JAG Multi Investment and Keith Guenther by dividing the principal amount of each note by the fixed conversion price of $0.50.

The Company determined the number of shares underlying the warrants issued to each of the selling security holders on a one to one basis in accordance with the terms of the warrants, with the number of shares underlying the warrants equal to the number of warrants.

The number of shares registered in the fee table is consistent with the shares listed in the “Selling Security Holders” section of the prospectus.

11.
We note your response to prior comment 43.  To the extent that Item 404(d) requires that you provide related party disclosure, this information should be set forth in a separately captioned section.  Please revise the prospectus accordingly.

Response:

The Company is not aware of any required disclosure.

Corporate Structure, page 3

12.
You disclose that Xinsheng is wholly-owned.  However, we note that you are prohibited by the Management Entrustment Agreement from owning more than 51% of Xinsheng’s shares.  We also note your statements on page 5 that you do not own any equity rights in, and hold no equity control over, Xinsheng.  Please revise the prospectus to reconcile these seemingly inconsistent statements.  Please briefly discuss relevant Chinese law in this section, as necessary.

Response:

The disclosure states that Meixin is wholly-owned, not Xinsheng. Accordingly, the statements are not inconsistent.

Description of 2009 Private Placement of Convertible Notes and Warrants, page 4

13.
Please provide the specific date of maturity for the convertible notes here and throughout the prospectus.  Please also disclose the specific dates on which the term(s) of Series C (and Series D, if known) warrants expire.

Response:

The filing has been revised accordingly.

14.
We note your response to prior comment 9.  Please clarify whether the Series C warrant holders would receive, upon termination of the Series C, any Series D warrants, any shares underlying the Series C or D warrants, or any other securities.

Response:

The Filing has been revised to clarify that, upon termination of any unexercised Series C warrants, the warrant holders would not receive any Series D warrants, any shares underlying the Series C or D warrants, or any other securities.

15.
In the second-to-last paragraph of this section, you note that the placement agent is “entitled to receive” warrants to purchase 80,000 shares of common stock.  Please confirm, if true, that the placement agent warrants were issued in connection with the 2009 private placement and are currently outstanding.  Please make similar revisions to the fourth-to-last paragraph on page 17.  If the placement agent warrants are not currently outstanding, please explain.

Response:

The disclosure has been revised to clarify that the placement agent warrants have been issued.

Risk Factors, page 4

16.	We note your response to prior comment 11 and reissue. Please delete the second introductory paragraph to this section or revise to clarify that you have disclosed all material risks.

Response:

The Filing has been revised accordingly.

We Rely On A Contractual Arrangement . . . , page 5

17.
Refer to the final paragraph of this section.  You indicate that the government may find that your “arrangements” with Xinsheng are not in compliance with PRC law.  This disclosure is vague.  Please revise to clarify the arrangements to which you refer.  To the extent there are specific legal interpretations of PRC law upon which your arrangements with Xinsheng depend, please briefly describe these interpretations and the impact (and, in your view, likelihood) that the relevant interpretations may be changed or applied adversely.

Response:

The risk factor has been revised accordingly. However, the Company is not aware of any specific legal interpretation of PRC law that prohibits the contractual arrangement with Xinsheng.

Our Business is Dependent upon Our Brand Recognition and Trademarks, page 5

18.	We note your response to prior comment 15. Please further clarify what potential legal and equitable consequences you could face if you infringe on your competitors’ intellectual property rights.

Response:

The potential consequences are set forth in a separate risk factor in accordance with the following comment #19.

19.	We note the second paragraph of this risk factor. Please provide this disclosure as a separate risk factor or revise the risk factor heading to more accurately reflect the risks described.

Response:

The disclosure has been revised accordingly.

We Do Not Own Any Patents Related To Our Products, page 6

20.
You state that applying for patent protection would reveal your proprietary methods and techniques.  Please more clearly explain why you believe acquiring a patent presents a greater risk to your business than not acquiring one.

Response:

According to a description of the patent application process in China provided by the American Embassy in China, the patent application process in China requires patent applicants to disclose substantial information regarding the subject matter of the patent application. In addition, patent applications in China are published and become part of the public record. As a result of the foregoing, “many patent owners (both foreign and domestic) continue to experience problems with infringement in China. Counterfeiting and other infringing activities are rampant, and critics frequently complain of lax enforcement of intellectual property laws. As a result, any party considering introducing a patented (or patentable) technology into China – especially one that could be easily reverse engineered or duplicated – would be well advised to proceed with extreme caution, seek legal advice from the outset, and plan fastidiously.” The source of this information is located at the following url: http://www.usembassy-china.org.cn/ipr/patent.html.

The risk factor has been revised accordingly.

PRC Laws and Regulations Governing Our Current Business . . . , page 6

21.
In the final sentence of this risk factor, you state that you cannot predict the effect of existing laws.  Please expand your disclosure to further explain this statement.  For instance, are prior rulings or interpretations of limited precedential value in PRC?  Please clarify.

Response:

The risk factor has been revised accordingly.

The Recent Economic Downturn May Materially Affect And Adversely Affect Our Business, page 7

22.
In the first paragraph you list three factors that you believe have caused the Chinese economy to slow, including the appreciation of the RMB.  However, we note that the appreciation of the RMB is described as a positive factor under “Foreign currency translation” on page 16.  Please revise to clarify.

Response:

The risk factor has been revised accordingly.

PRC Governmental Control of Currency Conversion May Affect . . . , page 7

23.
Please revise to describe in detail the procedural requirements that must be met in order to remit foreign currency.  Your revised disclosure should also address whether all PRC resident shareholders, or alternatively, some percentage of the resident shareholders, must register with SAFE in order for you to remit profits out of the PRC.  To the extent that you are not certain of the SAFE requirements, please clearly disclose that fact and discuss the level of your uncertainty.

Response:

The risk factor has been revised accordingly. The Company is not aware of any SAFE requirements that require the Company’s PRC resident shareholders to register with SAFE in order for the Company to remit funds outside of the PRC.

24.	Please also add disclosure regarding how it may affect your company if you are not permitted to remit funds out of the PRC due to SAFE restrictions.

Response:

The risk factor has been revised accordingly.

Description of Business, page 9

25.
We note your response to prior comment 20.  Please explain what sort of exchange the China Zhongguancun Technology & Equity Exchange is if it is not a “stock exchange in the traditional sense.”  Please further explain Xinsheng’s past affiliation with the exchange.

Response:

Xinsheng’s involvement with the China Zhongguancun Technology & Equity Exchange predates the Management Entrustment Agreement between Meixin and Xinsheng, which was entered into in 2006. Accordingly, the Company did not control Xinsheng at the time of Xinsheng’s involvement with the China Zhongguancun Technology & Equity Exchange, and the Company’s knowledge of the China Zhongguancun Technology & Equity Exchange is limited. According to an article on the www.chinadaily.com.cn website dated August 20, 2003, the China Zhongguancun Technology & Equity Exchange was “the country's first specialist virtual supermarket for the disposal of non-performing financial assets.” The article also states: “The major business lines of CTEE cover equity financing for high-tech companies and small and medium-sized firms, equity exchanges for State-owned assets, equity trust transactions for unlisted companies, trading in software property rights, and mergers and acquisitions involving foreign-funded companies.”

Our Organic Biochemical Agricultural Application Products, page 9

26.
Refer to the second-to-last paragraph in this section.  You have indicated that your products allow farmers to reduce their costs by increasing yields.  However, you have disclosed on page 13 under “Competition” that your products cost 10%-15% more than the competition.  Please substantiate the claim that your products increase yields and reduce costs and provide us with copies of the source of this statement.  Alternatively, revise to clarify that you are merely expressing your belief.  To the extent that the registration statement contains unsupported assertions, please revise or provide us with appropriate documentation.

Response:

The statement that the Company’s products increase yields and reduce costs is based on: (i) feedback from the Company’s customers, (ii) the Company’s own testing, and (iii) field trial reports issued by the following three independent land and fertilizer working stations in China, for the years of 2005 and 2004 (collectively the “Field Trial Reports”): Shaanxi Chunhua County Land and Fertilizer Working Station, Shaanxi Province Land and Fertilizer Working Station and Shaanxi Province Yangling Zone Land and Fertilizer Working Station.

In addition, the disclosure in the Filing indicates that the Company is expressing its belief.

Manufacturing Capacity, page 11

27.	We note your response to prior comment 26. Please file your agreements with your third-party contract manufacturers as material agreements.

Response:

The Company does not have any written agreements with third party contract manufacturers at this time.

The PRC’s “Green Food” Industry, page 11

28.	You refer to “several highly publicized incidents of food-caused illness” in the late 1980’s. Please identify for us the incidents you are referring to.

Response:

The reference to these incidents has been deleted.

29.	Please identify where investors can get more information regarding the China Green Food Development Center and the “Agenda in the 21st Century” discussed in this section.

Response:

The Filing has been revised to include the English language website address for the China Green Food Development Center. The Filing has also been revised to remove the reference to Agenda in the 21st Century, as the Company has not identified a comprehensive English language resource for this information.

Government Regulation, page 12

30.
We note your response to prior comment 23.  Please revise to disclose in the prospectus the information provided in the response.  In addition, please specify the three product categories for which the PRC government has established standards and the product categories for which it has not.  Further, please discuss the requirements that must be met in order to convert a temporary certificate into a permanent certificate in three years and any difference in the restrictions applied to temporary certificate holders and permanent certificate holders.

Response:

The Filing has been revised accordingly.

China Green Food Development Center “Green Food” Certification, page 13

31.
We note your response to prior comment 27.  Although the fertilizer itself is not rated under the A/AA green food regulatory system, you have disclosed that crops grown with your fertilizer are eligible for AA rating.  Accordingly, it would appear that your product must comply with relevant government standards so that the crops remain eligible for the green food designation.  Please revise to discuss the costs of compliance with the government’s “AA standard.”

Response:

The Company is not directly regulated by the green food regulatory system. However, crops that bear the AA rating are subject to testing to confirm that they meet the applicable requirements. According to the China Green Food Development Center website, the crops are subject to inspection by Specially Designated Product Inspection Stations. In addition, the growing environment for the crops - including soil, water and air quality - are subject to monitoring by Specially Designated Environmental Monitoring Stations. This process is overseen by Provincial Green Food Offices. By default, farmers would not use the Company’s products if their crops did not satisfy the foregoing inspection and monitoring process.

The Competition, page 13

32.
We note your response to prior comment 28.  Please provide additional detail regarding your proprietary blending methods.  In addition, please substantiate your claim that these methods are “unique” or delete it.

Response:

The Filing has been revised to indicate that each of the Company’s five product categories has a different blending process and combination of ingredients.

33.
You have disclosed that competing products contain between .5% and 3% of chitosan.  Please tell us whether this information is disclosed by your competitors and, if not, tell us how you were able to determine the amount of chitosan in their products.

Response:

This information is disclosed on the labels of the competing products.

Description of Property, page 14

34.	We note your response to prior comment 29. Please also disclose the location of the manufacturing facility owned by Xinsheng and any other materially important physical properties.

Response:

The Filing has been revised accordingly.

Liquidity and Capital Resources, page 16

35.
In the third paragraph of this section you state that your 2008 private placement raised $312,638.  However, we note that your disclosure on page 17 states that the net proceeds received were $431,500.  Please explain or revise to reconcile.

Response:

The Liquidity and Capital Resources disclosure has been updated as of March 31, 2009. The $312,638 figure was a reference to the net proceeds received by the Company from the Public Offering conducted in 2007. The $431,500 figure refers to the net proceeds received from the Private Placement of Convertible Notes and Warrants. The disclosure is now consistent in this respect.

36.
In that regard, although your disclosure indicates that the private placement was conduced in the third quarter of 2008, you state elsewhere in the prospectus suggests that the private placement was conducted in January 2009. We also note that you have not provided a response to our prior comment 2 which sought clarification regarding the private placement(s) referred to in the prospectus.  Please tell us whether the third quarter 2008 and January 2009 private placements were different financings or the same financing.  Please revise your disclosure for consistency and clarity. To the extent that there were several closings, please provide a detailed explanation.

Response:

The third quarter 2008 and January 2009 private placements were the same financing. The Filing has been revised to clarify this point.

Penny Stock Regulations, page 19

37.	Please disclose the risk presented by your status as a penny stock company in the Risk Factors section.

Response:

This risk has been added to the Risk Factors section.

Selling Security Holders, page 20

38.
Refer to footnote (2).  Your disclosure indicates that there are 84,000 shares underlying the placement agent warrants.  Please reconcile this disclosure with the figure presented elsewhere in the prospectus.

Response:

The correct number is 80,000. The disclosure has been revised accordingly.

39.
We note your use of the term “control person” in footnotes 5, 7 and 8.  Please confirm that Mr. Goren, Mr. Unsworth and Mr. Dihle are the persons with sole voting and dispositive control over the shares held by their respective entities.

Response:

The Company has obtained confirmation that Mr. Unsworth and Mr. Dihle are the persons with sole voting and dispositive control over the shares held by their respective entities. The Company has obtained confirmation that Alex Goren and James Goren share dispositive control over the shares held by JAG Multi Investments, LLC. The Filing has been revised accordingly.

40.
We note your response to prior comment 44.  Please provide an expanded legal analysis explaining why you do not believe that either JAG Multi Investment or Keith Guenther are affiliates.  In your response, please discuss in greater detail the “particular facts and circumstances” you analyzed that led you to the conclusion that they are not affiliates of the company.

Response:

The Company believes that its prior response cited the applicable regulations with respect to determination of affiliate status. The Company is not aware of any facts or circumstances, such as indicia of control, that would be indicative of a control relationship between the Company, JAG Multi Investments or Keith Guenther. Accordingly, neither JAG Multi Investments nor Keith Guenther are deemed affiliates of the Company.

Security Ownership of Certain Beneficial Owners and Management, page 23

41.
The percentage of beneficial ownership calculation appears incorrect for this section.  Please update this section to reflect the calculation based upon a total of 14,576,554 shares (assuming full exercise) rather than 12,958,574.

Response:

The disclosure has been revised accordingly.

Compensation Discussion and Analysis, page 24

42.
Refer to the third paragraph of this section.  Please expand your discussion of the employment terms imputed by PRC law in the absence of an employment agreement.  For instance, please more clearly explain the length of the imputed term of employment and discuss the costs, if material, of any PRC law-mandated employee benefits, including health insurance.

Response:

The Filing has been revised accordingly.

Director Compensation, page 24

43.
To the extent that director compensation is determined on a case-by-case basis, please describe the factors that are taken into consideration in determining the amount of the fee and whether there is a maximum fee.

Response:

The Filing has been revised accordingly.

Description of Securities, page 26

44.
We note that your Articles of Amendment state that 100,000 shares of Series A Preferred were authorized as of May 22, 2006.  It appears that 10,000 shares of Series A Preferred were sold as part of the 10,000 Units sold on May 31, 2006.  However, the status of the remaining 90,000 is unclear.  While we note that shares of Series A Preferred stock were automatically converted at the initial public offering, the conversion mechanism appears to contemplate the conversion of outstanding Series A preferred stock only.  Please explain.

Response:

The Company’s Articles of Incorporation authorize the issuance of up to 100,000 shares of preferred stock. There are no shares of preferred stock issued or outstanding at the present time. The disclosure has been revised accordingly.

Note 1 - Organization and Nature of Business, page F-6

45.
In light of the statements in this registration regarding the limitation of your control over Xinsheng, please clarify your statement that “Meixin acquired management control of Xinsheng, in the same manner as if it were a wholly owned subsidiary under PRC law.”

Response:

The Filing has been revised accordingly.

Note 11 - Warrants, page F-14

46.
We note your disclosure of outstanding warrants at the end of fiscal year 2008.  If any of those warrants should be included in your beneficial ownership calculations and have not already been included, please revise your beneficial ownership table accordingly.

Response:

The Company believes that the beneficial ownership table reflects the applicable warrants.

47.	You have included the Series D warrants among the warrants outstanding. Please tell us whether the warrants are currently outstanding or revise this table appropriately.

Response:

The Series D warrants are not currently outstanding. The table has been revised accordingly.

Response to Verbal Comment Regarding Rule 415 Analysis

Pursuant to the Voting Trust and Escrow Agreement, the Xinsheng trustees act as voting trustees on behalf of more than 2,300 individual shareholders in the PRC. The Company does not consider any of the underlying PRC shareholders to be an affiliate of the Company or a beneficial owner of the Company’s securities for purposes of Item 403 of Regulation S-K.

The Xinsheng trustees have been deemed to be 5% beneficial owners of the Company’s securities for purposes of Item 403 of Regulation S-K by virtue of their voting control over the shares held in trust on behalf of the PRC shareholders. However, the Xinsheng trustees do not have dispositive control over the shares held in trust on behalf of the PRC shareholders, and the Xinsheng trustees do not otherwise exert control over the Company. Further, each of the PRC shareholders mat at any time sell their shares of the Company, as follows. Pursuant to the Voting Trust and Escrow Agreement, each of the PRC shareholders may at any time terminate the Voting Trust Agreement as to him or herself, and request release of his or her shares, by delivering written notice to the Xinsheng trustees. Upon such termination by a shareholder, the Xinsheng trustees are required to cause the Company to deliver to the shareholder a certificate for his or her shares. In addition to the foregoing, each of the PRC shareholders may at any time provide the Xinsheng trustees with a written authorization to sell all or a specific number of the shares owned by such shareholder, and to remit the net proceeds of such sale to such shareholder.

As a result of the foregoing, the Company believes that the shares held by the Xinsheng trustees on behalf of the PRC shareholders should not be deemed to be excluded from the Company’s public float for purposes of Rule 415 analysis.

Please do not hesitate to contact me at (212) 885-5000 should any questions arise or should you require any additional information.

Very truly yours,

Jeffrey A. Rinde, Esq.